Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 23, 2022

Registration Statement No. 333-263730

TARGA RESOURCES CORP.

PRICING TERM SHEET

Issuer:	Targa Resources Corp.

Ratings* (Moody’s / S&P / Fitch):	Baa3 / BBB- / BBB-

Note type:	Senior Unsecured Notes

Pricing date:	March 23, 2022

Settlement date**:	April 6, 2022 (T+10)

Net Proceeds (before offering expenses):	$1,482,172,500

	$750,000,000 4.200% Senior Notes Due 2033	$750,000,000 4.950% Senior Notes Due 2052
Principal amount:	$750,000,000	$750,000,000

Maturity date:	February 1, 2033	April 15, 2052

Benchmark Treasury:	1.875% due February 15, 2032	1.875% due November 15, 2051

Benchmark Treasury Yield:	2.322%	2.543%

Spread to Benchmark:	+ 190 bps	+ 245 bps

Yield to Maturity:	4.222%	4.993%

Coupon:	4.200%	4.950%

Public offering price:	99.815% of the principal amount	99.333% of the principal amount

Make-Whole Call:	T + 30 bps	T + 40 bps

Call at Par:	On or after November 1, 2032 (three months prior to the maturity date)	On or after October 15, 2051 (six months prior to the maturity date)

Interest payment dates:	February 1 and August 1, beginning August 1, 2022	April 15 and October 15, beginning October 15, 2022

CUSIP / ISIN:	87612GAA9 / US87612GAA94	87612GAB7 / US87612GAB77

Joint book-running managers:

BofA Securities, Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

Wells Fargo Securities, LLC

Capital One Securities, Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Co-managers:

CIBC World Markets Corp.

Fifth Third Securities, Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Zions Direct, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

**

We expect delivery of the notes will be made against payment therefor on or about April 6, 2022, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second trading day prior to the closing of this offering will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. at (800) 294-1322 or dg.prospectus_requests@bofa.com, Barclays Capital Inc. at (888) 603-5847, Citigroup Global Markets Inc. at (800) 831-9146 or Wells Fargo Securities, LLC at (800) 645-3751.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.